    EXHIBIT 99.1
INTER&CO, INC.

NOTICE TO THE MARKET
NEW MANAGEMENT ORGANIZATIONAL STRUCTURE

INTER&CO, INC (Nasdaq: INTR and B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general that the Board of Directors approved changes to the positions of Inter&Co’s Officers, reflecting the new organization of the group’s senior management structure.

Alexandre Riccio de Oliveira is now Senior Vice President of Retail Banking and will oversee all the retail banking businesses, including operations, clients, payroll and real estate, insurance, investments, credit underwriting, data and analytics.

Santiago Horacio Stel is now Senior Vice President of Finance and Risks and will oversee matters related to strategy and financial planning, risks management, accounting, treasury, legal and research.

João Vitor Menin continues defining the vision of the Company in his CEO role. In addition to having Alexandre Riccio and Santiago Stel as direct reports, João Vitor Menin directly leads matters regarding digital commerce, marketing and branding, IT, SME and corporate financing, human resources, and the US operations.

The updated structure of Officers in the Inter&Co level is the following:

Name	Position
João Vitor N. Menin T. de Souza	Chief Executive Officer
Alexandre Riccio de Oliveira	Senior Vice President of Retail Banking
Santiago Horacio Stel	Senior Vice President of Finance and Risks (CFO)
Guilherme Ximenes de Almeida	Chief Technology Officer
Helena Lopes Caldeira	Chief Strategy and Financial Planning Officer
Priscila Salles Vianna de Paula	Chief Customer Officer
Ray Tarick Pereira Chalub	Chief Operations Officer
Ana Luiza Vieira Franco Forattini	General Counsel and Chief Governance and Compliance Officer

Additional information may be obtained from Inter&Co's Investor Relations Department at ri@bancointer.com.br, or on Inter&Co’s website (http://ri.bancointer.com.br).

Belo Horizonte, July 5, 2023

SANTIAGO HORACIO STEL
Senior Vice President of Finance and Risks